IMPORTANT NOTICE - INDEPENDENT AGENT AND BROKER COMPENSATION

NO COVERAGE IS PROVIDED BY THIS NOTICE. THIS NOTICE DOES NOT AMEND ANY PROVISION OF YOUR POLICY. YOU SHOULD REVIEW YOUR ENTIRE POLICY CAREFULLY FOR COMPLETE INFORMATION ON THE COVERAGES PROVIDED AND TO DETERMINE YOUR RIGHTS AND DUTIES UNDER YOUR POLICY. PLEASE CONTACT YOUR AGENT OR BROKER IF YOU HAVE ANY QUESTIONS ABOUT THIS NOTICE OR ITS CONTENTS. IF THERE IS ANY CONFLICT BETWEEN YOUR POLICY AND THIS NOTICE, THE PROVISIONS OF YOUR POLICY PREVAIL.

For information about how Travelers compensates independent agents and brokers, please visit www.travelers.com, call our toll-free telephone number, 1-866-904-8348, or you may request a written copy from Marketing at One Tower Square, 2GSA, Hartford, CT 06183.

HOW TO REPORT LOSSES, CLAIMS, OR POTENTIAL CLAIMS TO TRAVELERS

Reporting new losses, claims, or potential claims promptly can be critical. It helps to resolve covered losses or claims as quickly as possible and often reduces the overall cost. Prompt reporting:

better protects the interests of all parties;

helps Travelers to try to resolve losses or claims more quickly; and

often reduces the overall cost of a loss or claim - losses or claims reported more than five days after they happen cost on average 35% more than those reported earlier.

Report losses, claims, or potential claims to Travelers easily and quickly by fax, US mail, or email.

FAX

Use this number to report a loss, claim, or potential claim by fax toll free.

1-888-460-6622

US MAIL

Use this address to report a loss, claim, or potential claim by US Mail.

Bond-FPS Claims Department Travelers Mail Code NB08F 385 Washington Street Saint Paul, Minnesota 55102

EMAIL

Use this address to report a loss, claim, or potential claim by email.

bfpclaims@travelers.com

This is a general description of how to report a loss, claim, or potential claim under this policy or bond. This description does not replace or add to the terms of this policy or bond. The policy or bond alone determines the scope of coverage. Please read it carefully for complete information on coverage. Contact your agent or broker if you have any questions about coverage.

ST. PAUL FIRE AND MARINE INSURANCE COMPANY

ST. PAUL MERCURY INSURANCE COMPANY

ST. PAUL GUARDIAN INSURANCE COMPANY

A Capital Stock Company

EXCESS FOLLOW FORM TRAVELERS FORM

DECLARATIONS: Excess Follow Form Number: 494PB0820

The Company designated above (herein called Underwriter) issues this Excess Follow Form to:

Item 1.Named Insured:

WELLS FARGO FUNDS TRUST

525 MARKET ST 12TH FL SAN FRANCISCO CA 94105

(herein called Insured).

Item 2.Excess Follow Form Period: The Excess Follow Form Period shall be effective at 12:01 A.M. on 09/01/2011 and expire at 12:01 A.M. on 09/01/2012 local time as to each of said dates, subject to Section 5. of the Terms, Conditions and Limitations of this Excess Follow Form.

Item 3.Single Loss Limit of Liability:

$12,500,000

Item 4.Aggregate Limit of Liability:

$12,500,000

Item 5.Schedule of Underlying Insurance:

(A) 1. Underlying Insurer: GREAT AMERICAN INSURANCE COMPANY

Bond or Policy Number: 517-76-01-08

Bond or Policy Period: From: 09/01/2011 To: 09/01/2012

Limit of Liability: Single Loss Limit of Liability $20,000,000 Aggregate Limit of Liability

N/A

5. Single Loss Deductible: N/A

(B) 1. Underlying Insurer: THE FIDELITY AND DEPOSIT COMPANY OF MARYLAND

Bond or Policy Number: FIB0004712 11

Bond or Policy Period: From: 09/01/2011 To: 09/01/2012

Limit of Liability: Single Loss Limit of Liability $20,000,000 Aggregate Limit of Liability

$20,000,000

(C) 1. Underlying Insurer: BERKLEY REGIONAL INSURANCE COMPANY

Bond or Policy Number: BF1-71000386-11

Bond or Policy Period: From: 09/01/2011 To: 09/01/2012

Limit of Liability: Single Loss Limit of Liability $20,000,000 Aggregate Limit of Liability

$20,000,000

(D) 1. Underlying Insurer: FEDERAL INSURANCE COMPANY

Bond or Policy Number: 8218-3333

Bond or Policy Period: From: 09/01/2011 To: 09/01/2012

Limit of Liability: Single Loss Limit of Liability $20,000,000 Aggregate Limit of Liability

$20,000,000

Item 6.Total amount of Underlying Single Loss Limit of Liability

The total amount of Underlying Single Loss Limit of Liability is $122,500,000 plus any Single Loss Deductible under the Bond or Policy identified in Item 5. (A) of the Declarations of this Excess Follow Form.

Item 7.Total amount of Underlying Aggregate Limit of Liability each Excess Follow Form Period

The total amount of Underlying Aggregate Limit of Liability each Excess Follow Form Period is $122,500,000 plus any Single Loss Deductible under the Bond or Policy identified in Item 5. (A) of the Declarations of this Excess Follow Form.

Item 8.Subject to the Declarations, Insuring Clause, Terms, Conditions and Limitations and Endorsements of this Excess Follow Form and as excepted below, this Excess Follow Form follows the form of:

Insurer's Name:

GREAT AMERICAN INSURANCE COMPANY

Bond or Policy Number: 517-76-01-08 Effective Date:

09/01/2011

Except as provided below:

SUBLIMITS OF: G. STOP PAYMENT, H. UNCOLLECTIBLE ITEMS OF DEPOSIT, I. AUDIT EXPENSE AND K. UNAUTHORIZED SIGNATURE

Item 9.The Insured, by acceptance of this Excess Follow Form, gives notice to the Underwriter terminating or canceling prior Bond or Policy Numbers 494PB0820 suchtermination or cancellation to be effective as of the time this Excess Follow Form becomes effective.

Item 10.The liability of the Underwriter is subject to the terms of the following endorsements attached hereto:

XS109 ED. 05/05

Executed this SEPTEMBER 11day of 2011. Countersigned

EXCESS FOLLOW FORM Travelers Form

INSURING CLAUSE

In consideration of the payment of the premium, and in reliance upon completeness and accuracy of the statements and disclosures made to the Underwriter and any issuer of Underlying Insurance by application, including all attachments, subject to the Declarations, Insuring Clause, Terms, Conditions and Limitations and Endorsements of this Excess Follow Form, this Excess Follow Form is subject to the same Insuring Clause(s), Terms, Conditions and Limitations and Endorsements as provided by the Bond or Policy identified in Item 8. of the Declarations of this Excess Follow Form. In no event shall this Excess Follow Form provide broader coverage than would be provided by the most restrictive Underlying Insurance.

This Excess Follow Form is not subject to the same premium or the Limit of Liability of the Bond or Policy identified in Item 8. of the Declarations.

TERMS, CONDITIONS AND LIMITATIONS

Section 1.Underlying Coverage

A. The Insured(s) shall notify the Underwriter in writing, as soon as practicable, of a failure to maintain in full force and effect, without alteration, the coverage and provisions of the Bond(s) or Policy(ies) identified in Item 5. of the Declarations.

B. In the event there is no recovery available to the Insured as a result of the insolvency of any Underlying Insurer or the Insured's failure to comply with the maintenance of any Underlying Insurance, the coverage hereunder shall apply as excess of the amount of all Underlying Insurance plus the amount of any applicable deductible to the same extent as if the Underlying Insurance were maintained in full force and effect.

C. If the coverage and provisions of the Bond or Policy identified in Item 8. of the Declarations are altered, the Insured shall, as soon as practicable, give the Underwriter written notice of such alteration(s); and upon receipt of written consent to such alteration(s) from the Underwriter, the Insured shall pay any additional premium required by the Underwriter. This Excess Follow Form shall not follow the form of any alteration(s) to the Bond or Policy identified in Item 8. of the Declarations unless such written notice thereof is given by the Insured(s) to the Underwriter, the Underwriter gives written consent to such alteration(s) and the Insured(s) pay(s) any additional premium required by the Underwriter.

D. Except as provided in Sections 2.D. and 2.E. below, in no event shall the Underwriter be liable to pay loss under this Excess Follow Form until the total amount of the Underlying Single Loss Limit of Liability as stated in Item 6. of the Declarations has been exhausted solely by reason of the payment of loss by the Underlying Insurer(s) as covered loss under the applicable Underlying Insurance.

E. Any claim, loss or coverage that is subject to a Sublimit in any Underlying Insurance shall not be considered covered loss under this Excess Follow Form, but shall, for purposes of this Excess Follow Form, reduce or exhaust the Underlying Limit of Liability to the extent such payment reduces or exhausts the aggregate limit(s) of liability of such Underlying Insurance.

Section 2.Limit of Liability

A. Payment by the Underwriter of l osscovered under this Excess Follow Form shall reduce the Aggregate Limit of Liability of this Excess Follow Form set forth in Item 4. of the Declarations. In the event of exhaustion of the Aggregate Limit of Liability of this Excess Follow Form set forth in Item 4. of the Declarations, the Underwriter shall be relieved of all further liability under this Excess Follow Form.

B. The Underwriter's maximum liability for a Single Loss covered under this Excess Follow Form shall not exceed the amount of the Single Loss Limit of Liability stated in Item 3. of the Declarations. Also, the Underwriter's maximum liability for all loss(es) in the aggregate covered under this Excess Follow Form shall not exceed the amount of the Aggregate Limit of Liability stated in Item 4. of the Declarations, which shall be the maximum liability of the Underwriter in the Excess Follow Form Period stated in Item 2. of the Declarations.

C. Except as provided in Sections 2.D. and 2.E. below, the Underwriter shall only be liable to make payment for a Single Loss covered under this Excess Follow Form after the total amount of the Underlying Single Loss Limit of Liability as stated in Item 6. of the Declarations has been paid solely by reason of the payment of loss by the Underlying Insurer(s) as covered loss under the applicable Underlying Insurance.

D. In the event the total amount of the Underlying Aggregate Limit of Liability as stated in Item 7. of the Declarations is reduced solely by reason of the payment of covered loss by any Underlying Insurer to an amount less than the total amount of the Underlying Single Loss Limit of Liability as stated in Item 6. of the Declarations, this Excess Follow Form shall pay covered loss excess of the reduced total amount of Underlying Aggregate Limit of Liability, but not to exceed the amount of the Single Loss Limit of Liability stated in Item 3. of the Declarations, and subject always to the remaining Aggregate Limit of Liability of this Excess Follow Form.

E. In the event of exhaustion of the total amount of Underlying Aggregate Limit of Liability as set forth in Item 7. of the Declarations, solely by reason of the payment of covered loss by the Underlying Insurer(s), this Excess Follow Form shall continue in force as primary insurance, provided always that this policy shall only pay covered loss excess over any retention or deductible amount otherwise applicable under the Underlying Insurance scheduled in Item 5. (A) of the Declarations, such amount not to exceed the Single Loss Limit of Liability stated in Item 3. of the Declarations and subject always to the remaining Aggregate Limit of Liability of this Excess Follow Form.

Section 3.Joint Insureds

If two or more Insureds are covered under this Excess Follow Form, the first named Insured shall act for all Insureds. Payment by the Underwriter to the first named Insured or to any named Insured of loss covered under this Excess Follow Form shall fully release the Underwriter on account of such loss. The liability of the Underwriter for loss(es) sustained by all Insureds shall not exceed the amount for which the Underwriter would have been liable had all such loss(es) been sustained by one Insured.

Section 4.Notice / Proof of Loss - Legal Proceedings Against Underwriter

A. The Insured(s) shall, within the time and manner prescribed in the Bond or Policy identified in Item

8. of the Declarations, give the Underwriter notice of any loss of the kind covered by this Excess Follow Form, whether or not the Underwriter is liable therefor in whole or in part, and upon request of the Underwriter, the Insured(s) shall file with the Underwriter a written statement of such loss and a copy of all correspondence between the Insured(s) and any Insurer identified in Item 5. of the Declarations. Notice given to any Insurer identified in Item 5. of the Declarations of this Excess Follow Form shall not constitute notice as required under Section 4. of the Terms, Conditions and Limitations of this Excess Follow Form.

B. The Insured(s) shall, within the time and manner prescribed in the Bond or Policy identified in Item

8. of the Declarations, file with the Underwriter a proof of loss for any loss of the kind covered by this Excess Follow Form, whether or not the Underwriter is liable therefore in whole or in part, and upon request of the Underwriter the Insured(s) shall furnish a copy of all documents provided to or made available to any Insurer identified in Item 5. of the Declarations in support of any proof of loss filed with such Insurer. Filing of a proof of loss with any Insurer identified in Item 5. of the Declarations shall not constitute filing a proof of loss with the Underwriter as required in Section 4. of the Terms, Conditions and Limitations of this Excess Follow Form.

C. Legal proceedings against the Underwriter shall be commenced within the time prescribed in the Bond or Policy identified in Item 8. of the Declarations and only after complying with all the Terms, Conditions and Limitations of this Excess Follow Form.

D. Notice and proof of loss under this Excess Follow Form shall be given to the Professional E&O Claim Unit, Mail Code 508F, 385 Washington Street, St. Paul, MN 55102.

Section 5.Excess Follow Form Period

A. The term Excess Follow Form Period as used in this Excess Follow Form shall mean the lesser of the period stated in Item 2. of the Declarations or the time between the effective date and the termination date of this Excess Follow Form.

B. The Aggregate Limit of Liability set forth in Item.

4. of the Declarations shall not be cumulated regardless of the number of Excess Follow Form Periods this Excess Follow Form has been in force; the number of renewals of this Excess Follow Form by the Underwriter; any extensions of the Excess Follow Form Period of this Excess Follow Form by the Underwriter; the number of and amount of premiums paid by the Insured, or the number of Excess Follow Form Periods of this Excess Follow Form in which the acts giving rise to a loss(es) were committed or occurred.

Section 6.Single Loss Defined

As used herein, Single Loss shall be defined as that term, or any similar term, as defined in the Bond or Policy identified in Item 8. of the Declarations.

Section 7.Cancellation of this Excess Follow Form by the Underwriter or the Insured

This Excess Follow Form terminates as an entirety upon occurrence of any of the following: (a) after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this Excess Follow Form in accordance with the conditions and limitations of any Bond or Policy identified in Item 5. of the Declarations, (b) immediately upon the receipt by the Underwriter of a written notice from the Insured of its desire to cancel this Excess Follow Form, or (c) immediately upon cancellation, termination or nonrenewal of the Underlying Bond or Policy identified in Item 8. of the Declarations, whether by the Insured or the applicable Underwriter.

In witness whereof, the Underwriter has caused this Excess Follow Form to be executed on the Declarations page.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

494PB0820 ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.

12/14/11 DATE ENDORSEMENT OR RIDER EXECUTED    09/01/11

* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. LOCAL TIME AS SPECIFIED IN THE BOND OR POLICY

* ISSUED TO

WELLS FARGO FUNDS TRUST

SCHEDULE OF UNDERLYING INSURERS ENDORSEMENT

It is agreed that: Item 5. Schedule of Underlying Insurers is amended as follows:

The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss.

(E)

1.

(F)

1.

(G)

1.

(H)

1.

Underlying Insurer: Axis Insurance Company Bond or Policy Number: MCN753993/01/2011 Bond or Policy Period: From: 09/01/2011 To: 09/01/2012 Limit of Liability: Single Loss Limit of Liability $10,000,000 Aggregate Limit of Liability $10,000,000

Underlying Insurer: National Union Fire Insurance Company of Pittsburgh, PA Bond or Policy Number: 06-683-41-68 Bond or Policy Period: From: 09/01/2011 To: 09/01/2012 Limit of Liability: Single Loss Limit of Liability $20,000,000 Aggregate Limit of Liability $20,000,000

Underlying Insurer: Great American Insurance Company Bond or Policy Number: FS 204-59-90-01 Bond or Policy Period: From: 09/01/2011 To: 09/01/2012 Limit of Liability: Single Loss Limit of Liability $12,500,000 Aggregate Limit of Liability N/A

Underlying Insurer: Bond or Policy Number: Bond or Policy Period: From: To: Limit of Liability: Single Loss Limit of Liability Aggregate Limit of Liability

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By

Authorized Representative

INSURED

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

494PB0820 ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.

12/14/11 DATE ENDORSEMENT OR RIDER EXECUTED

09/01/11 * EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. LOCAL TIME AS SPECIFIED IN THE BOND OR POLICY

* ISSUED TO

WELLS FARGO FUNDS TRUST

CALIFORNIA PREMIUM ENDORSEMENT

1. This endorsement or rider is issued to comply with the ruling of the Commissioner of Insurance of California and the opinion of the Attorney General of that State requiring that the premium paid for all bonds or policies be endorsed thereon.

2. The Premium ¨Additional Premium ¨ Return Premium for the period from 09/01/2011 to 09/01/2012 is $24,437

3. If the premium is payable in installments they are, or are amended to read as follows: Payable on Payable on Payable on

NOTICE TO AGENTS

THIS ENDORSEMENT OR RIDER MUST BE DELIVERED TO YOUR CLIENT IN ORDER TO COMPLY WITH THE RULING OF THE INSURANCE COMMISSIONER AND THE ATTORNEY GENERAL OF THE STATE OF CALIFORNIA.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By

Authorized Representative

INSURED